SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_________________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _____________to _______________

Commission File No. 0-15264

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Manatron, Inc., 510 East Milham Road, Portage, Michigan 49002.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan
Years Ended December 31, 2004 and 2003

Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2004 and 2003

Report of Independent Registered Public Accounting Firm

To the Administrative Committee of the
Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan

We have audited the accompanying statements of net assets available for benefits of the Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young, LLP

April 25, 2005

Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan

Statement of Net Assets Available for Benefits

	December 31
	2004	2003
Assets
Participant-directed investments, at fair value:
Mutual funds	$9,439,511	$8,231,179
Collective funds	722,992	653,109
Securities of employer	879,001	858,653
Participant loans receivable	66,761	74,522
Total participant-directed investments	11,108,265	9,817,463

Participant-directed contributions receivable:
Employee contributions receivable	47,469	33,532
Employer match receivable	6,004	4,590
Total participant-directed contributions receivable	11,161,738	9,855,585

Employee stock ownership plan investments, at fair value:
Securities of employer	1,451,115	1,359,109
ESOP contribution receivable	-	52,909
Total employee stock ownership plan assets	1,451,115	1,412,018
Net assets available for benefits	$12,612,853	$11,267,603

See accompanying notes to financial statements.

Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan

Statement of Changes in Net Assets Available for Benefits

	Year Ended December 31, 2004			Year Ended December 31, 2003
	Participant Directed	Allocated ESOP Investment	Total	Participant Directed	Allocated ESOP Investment	Total
Additions
Net appreciation (depreciation)
in fair value of investments	$654,432	$132,855	$787,287	$1,966,715	$559,236	$2,525,951
Interest and dividends	254,225	-	254,225	121,759	-	121,759
	908,657	132,855	1,041,512	2,088,474	559,236	2,647,710
Contributions:
Participant	1,224,640	-	1,224,640	1,143,965	-	1,143,965
Employer	161,441	50,000	211,441	152,775	52,909	205,684
	1,386,081	50,000	1,436,081	1,296,740	52,909	1,349,649
Total additions	2,294,738	182,855	2,477,593	3,385,214	612,145	3,997,359

Deductions
Benefit payments	976,613	143,758	1,120,371	454,983	25,130	480,113
Administrative expenses	11,972	-	11,972	6,441	-	6,441
Net additions	1,306,153	39,097	1,345,250	2,923,790	587,015	3,510,805

Net assets available for benefits
at beginning of year	9,855,585	1,412,018	11,267,603	6,931,795	825,003	7,756,798
Net assets available for benefits
at end of year	$11,161,738	$1,451,115	$12,612,853	$9,855,585	$1,412,018	$11,267,603

See accompanying notes to financial statements.

Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan

Notes to Financial Statements

Years Ended December 31, 2004 and 2003

1.  Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting.

Investments

The investments of the Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan (the Plan) are stated at fair value, which equals the quoted market price on the last business day of the Plan year. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The fair value of the participation units owned by the Plan in the collective fund is based on quoted redemption values on the last business day of the Plan year. The participant loans are valued at their outstanding balances, which approximate fair value.

The Manatron, Inc. Common Stock Fund (the Fund) is tracked on a unitized basis. The Fund consists of Manatron, Inc. common stock and funds held in the Wilmington Trust Cash Reserves Fund sufficient to meet the Fund's daily cash needs. Unitizing the Fund allows for daily trades. The value of a unit reflects the combined market value of Manatron, Inc. common stock and the cash investments held by the Fund. At December 31, 2004, 233,533 units were outstanding with a value of $9.98 per unit.

Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term; such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan

Notes to Financial Statements (continued)

2.  Description of Plan

The following description of the Plan provides only general information. Participants should refer to the Plan agreement, as amended, for a more complete description of the Plan's provisions.

General

The Plan was established in 1988 by Manatron, Inc. (the Company or Sponsor) as the Manatron, Inc. Salary Deferral Plan. In 1995, the Company amended the Plan to include an employee stock ownership plan (ESOP) feature and renamed the Plan the Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan. The Plan is designed to comply with specific sections and regulations of the Internal Revenue Code of 1986 (the Code), as amended, and is therefore subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Overall responsibility for administering the Plan rests with the Plan Administrative Committee, which is appointed by the Board of Directors of the Company. The trustee is responsible for the management and control of the Plan's participant-directed assets and has discretionary responsibility for the investment and management of such assets. The Plan's sponsor is responsible for the management and control of the non-participant directed ESOP shares.

Effective July 1, 2004, the Company changed the Plan's trustee and recordkeeper from Comerica Bank to Wilmington Trust Company and Ceridian Retirement Plan Services, respectively.

Eligibility

The Plan is a defined contribution plan covering substantially all employees of the Company. Generally, an employee may become a participant in the Plan immediately upon completion of one year of eligible service and having attained age 21.

Contributions and Vesting

The Plan provides for three different types of contributions:

ESOP Contributions

ESOP contributions are allocated to the Plan's participants based on each participant's compensation for the Plan year in proportion to the total compensation paid to all eligible

Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan

Notes to Financial Statements (continued)

2.  Description of Plan (continued)

participants for the Plan year. The Company made discretionary contributions of $50,000 and $52,909, which were used to purchase 5,945 and 8,460 shares of Company stock in 2004 and 2003, respectively. Shares of the Company stock were subsequently unitized during the change in trustees.

Profit-Sharing Contributions

Each year the Company decides whether to make a profit-sharing contribution to the Plan and the amount to be contributed. Participants must be employed on the last day of the Plan year to be eligible for the Company's contribution. The amount credited to a participant's profit-sharing account will be determined in the same manner as the ESOP contributions. There were no discretionary profit-sharing contributions in 2004 or 2003.

Elective Salary Deferral and Company Matching Contributions

Employees who participate in the Plan can elect to make voluntary pretax contributions as a percentage of their annual compensation. Annual participant contributions are limited to the maximum amount permitted by the Code. The Company's matching contribution (currently 25% of participant's contribution up to 1.25% of eligible compensation) is set forth in the Plan document and may be changed by resolution of the Company.

Vesting

Participants are 100% vested in rollovers, direct transfers, elective salary deferral contributions, matching contributions and non-elective contribution accounts. Vesting for ESOP and profit-sharing contribution accounts is determined by the years of vesting service. One year of vesting service is 1,000 hours or more of service in the Plan year. Participants become 20% vested after three years of vesting service and continue to vest 20% annually until they become 100% vested.

Participant Loans

Participants of the Plan may borrow from their accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their account balance. There is a loan administration fee, which is currently paid by the participants. Loan terms of the promissory notes range from one to five years or a reasonable period for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the bank's prime rate plus 1% determined at the date of issuance. Principal and interest payments are made ratably through payroll deductions.

Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan

Notes to Financial Statements (continued)

2.  Description of Plan (continued)

Net Investment Income (Loss)

Net investment income (loss) is allocated to participants based on the ratio of a participant's balance in each investment fund to total participant balances in the corresponding investment fund.

Forfeitures

After an employee terminates employment, any non-vested amounts in the participant's account will be forfeited. Forfeited amounts are allocated to all remaining participants in the same manner as net investment income (loss).

Distributions to Participants

Distributions to participants generally occur upon a participant's retirement or termination of employment. However, participants may defer distribution of their benefits until reaching age 70 1/2. Vested balances of retired or terminated participants may be distributed in a lump-sum payment, annuity, installments or transfer.

Administrative Expense

The Plan is administered by the Company. The Plan pays all investment management and advisory fees. Although not obligated to do so, the Company pays all remaining administrative expenses on behalf of the Plan.

Plan Termination

Although it has no current intent to do so, the Company reserves the right to terminate the Plan and trust, or to cease or suspend further contributions, at any time, subject to the Plan's provisions and applicable provisions of ERISA. Upon termination of the Plan, all participants' accounts become fully vested and non-forfeitable.

Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan

Notes to Financial Statements (continued)

3.  Investments

The fair values of individual investments that represent 5% or more of the Plan's total net assets as of December 31 are as follows:

	2004		2003

American Funds AmCap Fund	$ 1,021,421		$ -
Calamos Growth Fund	637,784		-
Comerica Stable Value Fund**	-		653,109
ESOP Investment in Manatron, Inc.
Common Stock Fund**	1,451,115	*	1,359,109	*
Fidelity Magellan Fund	-		2,523,186
Fidelity Puritan Fund	-		1,343,579
Janus Growth and Income Fund	-		651,852
Janus Mercury Investment Fund	-		731,512
Manatron, Inc. Common Stock Fund	879,001		858,653
Morley Capital Stable Value Fund	722,992		-
Neuberger Berman Genesis Fund	1,040,072		597,612
Oakmark Global Fund	1,607,917		909,901
PIMCO PEA Value Fund	714,557		-
PIMCO Total Return Fund	732,818		-
T. Rowe Price Mid Cap Value Fund	673,770		-
Thompson Plumb Growth Fund	2,893,008		-

*	Nonparticipant directed.

**	Represents party in interest.

Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan

Notes to Financial Statements (continued)

4.  Net Appreciation in Fair Value of Investments

The following table summarizes the net appreciation in fair value by investment category (including investments purchased and sold, as well as those held during the year) for the years ended December 31:

	2004	2003

Collective Funds	$13,143	$-
Mutual Funds	528,866	1,558,906
Securities of Employer	245,278	967,045
	$787,287	$2,525,951

5.  Tax Status

The Plan received a determination letter from the Internal Revenue Service (IRS) dated July 26, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan sponsor and the Plan's legal counsel believe the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believe that the Plan as amended, is qualified and the related trust is tax-exempt.

Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Current Fair Value

Participant-Directed Investments

Securities of Employer:
Manatron, Inc.*	Common Stock Fund	$879,001

Collective Fund:
Morley Capital	Stable Value Fund	722,992

Mutual Funds:
Thompson Plumb	Growth Fund	2,893,008
Oakmark	Global Fund	1,607,917
	Equity and Income Fund	118,164
Neuberger Berman	Genesis Fund	1,040,072
American Funds	AmCap Fund	1,021,421
PIMCO	Total Return Fund	732,818
	PEA Value Fund	714,557
T. Rowe Price	Mid Cap Value Fund	673,770
Calamos	Growth Fund	637,784
Total mutual funds		$9,439,511

Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) (continued)

December 31, 2004

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Current Fair Value

Participant loans receivable*	Interest at rates ranging from
	5.0% to 8.50%, maturing at
	various dates through 2017	$66,761
Total participant-directed investments		11,108,265

Employee stock ownership plan
investments

Securities of Employer:
Manatron, Inc.*	Common Stock Fund (145,431 units)
	Historical Cost of $718,024	1,451,115
Total assets held for investment purposes		$12,559,380

*Represents a party in interest.

There were no assets reportable as acquired and disposed of during the year.

Exhibits:

23	Consent of Ernst & Young LLP dated June 24, 2005.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:	June 24, 2005	MANATRON, INC. EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN

		By:	/s/ Paul R. Sylvester
Paul R. Sylvester President and Chief Executive Officer and Member of the Administrative Committee of the Manatron, Inc. Salary Deferral and Employee Stock Option Plan

EXHIBIT INDEX

Exhibit	Document

23	Consent of Ernst & Young LLP dated June 24, 2005.